[Geron Letterhead]

October 9, 2012

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Geron Corporation (the “Company”)
Registration Statement on Form S-3
Filed July 3, 2012
File No. 333-182537

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:00 p.m. Eastern Time on October 11, 2012, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

     (iii) the undersigned registrant may not assert the Staff’s comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GERON CORPORATION

By:	/s/	Stephen N. Rosenfield
Stephen N. Rosenfield
Executive Vice President, General Counsel and Corporate Secretary

cc:		Chadwick L. Mills, Esq.